EXHIBIT 4.1
LOCK-UP AGREEMENT
     THIS AGREEMENT, dated as of December 21, 2005, is made and entered into by and between GLOBAL FOOD TECHNOLOGIES, INC., a corporation organized and existing under the laws of the State of California ("GFT"), and SOLVIS GROUP, INC., a corporation organized and existing under the laws of the State of Nevada ("Solvis").
RECITALS
WHEREAS, Solvis is currently a shareholder of the Company; and
     WHEREAS, pursuant to that certain Side Letter from GFT dated as of August 11, 2005, GFT has agreed to register shares of GFT delivered to Solvis in connection with the transactions contemplated by such Side Letter; and
     WHEREAS, in addition registering the shares of Solvis pursuant to the Side Letter, GFT is also registering for sale by direct offering 3,000,000 shares of its common stock; and
     WHEREAS, in order to help ensure an orderly distribution of trading shares of GFT into the market and to help GFT in its direct offering of shares following registration, each of which will be of benefit to all of the shareholders of GFT (including, without limitation, Solvis and certain of its affiliates who will receive shares of GFT through effectiveness of the registration statement), the parties have subsequently agreed to provide for the lock-up (the "Lock-Up") of fifty percent (50%) of the shares of common stock which are being registered by GFT on behalf of Solvis (the "Covered Shares"), totaling 260,000 shares of common stock after giving effect to the reverse stock split undertaken by GFT prior to the date of this Agreement, for a period of two years from the date that the registration statement covering the shares of GFT owned by Solvis is declared effective by the US Securities and Exchange Commission (the "Lock-Up Period").
     NOW, THEREFORE, in consideration of the foregoing, the agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:
AGREEMENT
1.	Upon the terms and subject to the conditions set forth in this Agreement, the parties hereby agree that without the prior written consent of GFT, which consent may be given or withheld in the sole and absolute discretion of GFT, Solvis will not sell, offer to sell, solicit an offer to buy, contract to sell, grant any option to purchase, or otherwise transfer or dispose of, any of the Covered Shares, or any shares which it may subsequently receive in exchange for or substitution of such Covered Shares, at any time during the Lock-Up Period.

2.	Notwithstanding the prohibitions on transfers contained in Section 1 above, Solvis shall be entitled, without the prior consent of GFT, to make transfers of their Covered Shares, provided that such transfers are made solely in "at the market" transactions, and such transactions do not result in the sale or transfer of shares in excess of the maximum amount of shares which Solvis would be entitled to sell if it were an affiliate of GFT governed by Section (e) (1) of Rule 144, promulgated under the Securities Act of 1933, as amended.
3.	In furtherance of the foregoing, GFT and its Transfer Agent, and each of their respective agents and representatives who may be requested to do so, are hereby irrevocably authorized and directed by Solvis to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Agreement.
4.	This Agreement will terminate upon the earlier of (i) the termination date of the Lock-Up Period as set forth herein; or (ii) if the registration statement covering the shares of GFT owned by Solvis does not become effective, or is otherwise abandoned or withdrawn by the Company, within twelve months of the date on which it is initially filed.
5.	This Agreement shall be binding also upon the successors, permitted assigns, heirs and legal representatives of Solvis, and enforceable against each of them in accordance with the terms of this Agreement by any Court of competent jurisdiction.
6.	This Agreement shall be governed by and construed in accordance with the internal laws of the State of California applicable to the performance and enforcement of contracts made within such state, without giving effect to the law of conflicts of laws applied thereby. In the event that any dispute shall occur between the parties arising out of or resulting from the construction, interpretation, enforcement or any other aspect of this Agreement, the parties hereby agree to accept the exclusive jurisdiction of the Courts of the State of California sitting in and for the County of Kings. In the event either party shall be forced to bring any legal action to protect or defend its rights hereunder, then the prevailing party in such proceeding shall be entitled to reimbursement from the non-prevailing party of all fees, costs and other expenses (including, without limitation, the reasonable expenses of its attorneys) in bringing or defending against such action.
7.	The parties hereby agree with each other that, in the event of any breach of this Agreement by any party where such breach may cause irreparable harm to any other party, or where monetary damages may not be sufficient or may not be adequately quantified, then the affected party or parties shall be entitled to specific performance, injunctive relief or such other equitable remedies as may be available to it, which remedies shall be cumulative and non-exclusive, and in addition to such other remedies as such party may otherwise have at law or in equity.
8.	This Agreement may be executed in two counterparts, each of which shall be an original and both of which when taken together shall constitute but one and the same instrument.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

SOLVIS GROUP, INC.		GLOBAL FOOD TECHNOLOGIES, INC.

By:	/s/ Brian Bonar	By:	/s/ Keith Meeks

	Brian Bonar President		Keith Meeks President